ROPKA LAW, L.L.C.

215 Fries Mill Road

Turnersville, New Jersey 08012

(856) 374-1744

(1-866) 272-8505 (Fax)

December 6, 2019

VIA EDGAR

Elena Stojic, Staff Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Archer Investment Series Trust (“Registrant”)

Archer Multi Cap Fund – Form 485(a)

File Nos. 333-163981; 811-22356

Dear Ms. Stojic:

Kindly accept this letter on behalf of the Archer Investment Series Trust and its separate series the Archer Multi Cap Fund (the “Fund”). Set forth below are the comments that you expressed in our telephone conversation on November 18, 2019 regarding the Registrant’s Post-effective Amendment No. 27 to its Registration Statement filed with the Securities and Exchange Commission (“SEC”) on October 3, 2019 and the responses thereto.  Your comments are set forth in italics and are followed by the Registrant’s responses on behalf of its separate series the Archer Multi Cap Fund, which will be reflected in Post-Effective Amendment No. 28 to be filed hereafter.  We are accompanying with this letter the pages that reflect the changes for your reference.

The Registrant’s responses are as follows:

Prospectus

1.

With respect to the fee waiver referenced in the expense example, please ensure that the fee waiver is included as an exhibit to Part C.

Response: The Registrant has included the fee waiver agreement as an exhibit to Part C.

2.

Please revise the recoupment language so that it reflects the following conditions: (1) amounts may be recouped only within 3 years from the date from when the amount is waived or reimbursed and not the fiscal year; (2) clarify that the fund must be able to make the repayment to the advisor without exceeding the expense ratio in place at the time such amounts were

Ms. Elena Stojic

December 6, 2019

waived; and (3) clarify that the Fund must be able to make the payment to the advisor without exceeding its current net expense ratio.

Response: The Registrant has revised the referenced language as set forth in the comment as suggested.

3.

Please state that the Fund’s fee waiver is reflected in the example for the contractual period.

Response: The Registrant confirms that the Fund’s fee waiver is reflected in the expense example for the contracted period.

4.

Clarify in the first line of the Principal Investment Strategies of the Fund that common stocks are equities if true. Otherwise, please state all types of securities other than equities in which the Fund will primarily invest. Please clarify that the Fund will only invest in US issuers.

Response: The Registrant confirms that the Fund will invest in equity securities, primarily in common stock.

5.

Because market capitalization is a description of a company rather than a security itself, please clarify that the Fund may invest in the securities of companies or issuers of any market capitalization.

Response: The Registrant has revised the disclosure in satisfaction of the comment.

6.

If at launch the Fund will be concentrated, please disclose in which industries it will be concentrated and include principal risks related to those industries.

Response: The Registrant will not concentrate Fund assets in any one industry at launch.

7.

Please clarify the statement regarding the Fund’s “disciplined approach.” Provide more specificity about how the Fund selects companies to invest in.

Response: The Registrant has deleted the disclosure referenced in the comment.

8.

Please clarify the statement regarding the “meaningful representation across the capitalization spectrum.” Will the Fund generally strive to equally weight investments from each capitalization category?

Response: The Registrant has revised the disclosure in satisfaction of the comment.

Ms. Elena Stojic

December 6, 2019

9.

Please clarify the statement regarding the Fund’s choice of stocks of companies “that are financially sound and have good prospects for the future” and how will the Fund value this given the Fund’s objective of long-term growth.

Response: The Registrant has deleted the disclosure in satisfaction of the comment.

10.

With a reference to the Fund’s high portfolio turnover rate, please explain supplementally and in the disclosure how the Fund’s principal strategy can state that it will select companies for their long-term growth potential, but the Fund will also incur a high portfolio turnover. These two concepts seem to conflict.

Response: The Registrant has deleted this disclosure as Management does not expect a high portfolio turnover.

11.

Please delete the following two sentences as they are not required or permitted by the Form and particularly since this is a new Fund, performance discussion is not appropriate: “Please keep in mind that any high double-digit returns are highly unusual and cannot be sustained. The Fund’s performance or peer group ranking, especially for short term periods, should not be the sole factor in making an investment decision.”

Response: The Registrant has deleted the referenced disclosure.

12.

Please separate the Equity Securities Risk and Market Risk into two separate risks.

Response:  The Registrant has separated the risks referenced in the comment.

13.

With respect to the “Industry Risk”, please identify the industries in which the Fund expects to concentrate and their related risks.

Response: The Registrant confirms that Management has no intention in concentrating in any one industry or groups of industries and therefore such is not an investment strategy principal to the Fund.  Accordingly, the Registrant has deleted this Industry Risk.

14.

Please revise the “Small Company Risk” to read “Small Capitalization Risk” throughout the filing.

Response: The referenced disclosure has been revised as suggested.

Ms. Elena Stojic

December 6, 2019

15.

Explain supplementally why the “Exchange Traded Fund Risk” is included although the Fund’s fee table includes the acquired fund fees and expenses and there is no mention of ETF investments in the principal strategies. Please reconcile this. Either add a discussion to the Item 4 strategies or remove this risk if the Fund does not principally invest in ETFs.

Response: The Registrant has revised the Fund’s Principal Investment Strategies to include that it may invest in ETFs.

16.

Please identify the industries or groups of industries in which the Fund will invest in the third bullet point on page 5.

Response: Management confirms that it has no intention in concentrating in any one industry or groups of industries and therefore such is not an investment strategy principal to the fund.  Accordingly, the Registrant has deleted this bullet.

17.

The fifth bullet point on page 5 states that the Fund may engage in short-term trading. Please reconcile this with the stated investment objective to seek long-term growth of capital. Because the need to sell or buy based on shareholder activity.

Response: The Registrant has deleted this disclosure.

18.

Provide clarification regarding the statement that “the Adviser focuses on industry leaders in each capitalization category with dominant franchises and strong growth prospects.” Please clarify the starting universe of securities that the Fund will invest in. Please clarify how the strategy would be applied to get down to those 100 companies and clarify whether or not these are franchise companies.

Response: Management will begin by analyzing the entire universe of stocks for suitability of investment by the Fund. Thereafter, Management will eliminate all stocks that do not trade on a major exchange. The Registrant has revised its disclosure accordingly.

19.

Please explain supplementally whether the Fund plans to invest in smaller capitalization companies more so than medium or large capitalization companies based on the statement that “the Fund’s portfolio also may typically include securities of young, relatively small companies that are not yet broadly known…” on page 6 of the prospectus. If so, please disclose same in the principal strategies.

Response: Management does no intent to invest in smaller capitalization companies more so than medium or large capitalization companies.

20.

Please reconcile the discussion of “bottom up” versus the “top down approach” as referenced in the “Defined Terms” section.

Response: The Registrant has deleted the referenced disclosure

Ms. Elena Stojic

December 6, 2019

21.

Please move the “Some Defined Terms” to the Statement of Additional Information or an Appendix as this section is not required by Item 9.

Response: The Registrant has moved the referenced section to an appendix to the Statement of Additional Information.

22.

With respect to the “Fundamental vs. technical analysis” defined term, please restate the second and fourth sentences of this section in Item 4.

Response: The Registrant has revised the referenced disclosure as suggested.

23.

Please move the “Other Investment Strategies” section to the Statement of Additional Information as Item 9 should only include principal strategies. Alternatively, please remove the header “Other Investment Strategies” to indicate that these strategies are in fact principal strategies.

Response: The Registrant has revised the referenced disclosure remove the header “Other Investment Strategies” as suggested.

24.

Under the “General” header, if the Fund considers these types of securities to be principal investments please include them in Item 4. Currently, Item 4 seems to indicate that common stocks will be equity investments of issuers of any capitalization.

Response: The Registrant does not consider these types of securities to be principal investments and therefore has revised the referenced disclosure as suggested.

25.

Please supplementally confirm that the Fund will not be investing in contingent convertible securities.

Response: The Registrant confirms that the Fund will not be investing in contingent convertible securities, therefore the referenced disclosure has been removed.

26.

In the “Special Situations” section, please clarify whether this is a part of the “bottom up” approach for security selection if the portfolio manager is opportunistically looking for companies that he believes is going to go through a special situation. If that is the case, please include appropriate disclosure in Item 4. Otherwise, if it is non-principal, please move this section to the Statement of Additional Information.

Response: The Registrant has moved the referenced disclosure to the SAI.

27.

With respect to the “Exchange Traded Funds” section on page 8, if investing in EFTs will be a principal strategy, this should be mentioned in Item 4. In particular, please state the extent to which the Fund anticipates investing in inverse or leveraged ETFs and the enhanced risks

Ms. Elena Stojic

December 6, 2019

related to these products. Moreover, if the Fund does plan to invest in inverse and leverages ETFs, please supplementally disclose how those investments meet the objective and strategy of long-term growth of capital since those investments should be held for an abbreviated period.

Response: The Registrant has revised the Item 4 disclosure to include investing in ETFs .  Further, the Fund will not invest in inverse or leverage ETFs.

28.

Please rename the “General Risks” as “Market Risks” for consistency with Item 4.

Response: The registrant has revised the heading as suggested.

29.

With respect to the “Industry Risk” on page 9, please clearly state whether the Fund plans to be concentrated in a particular industry. If so, please note which industries throughout Item 4 and Item 9 and include any specific risks.

Response: The Fund does not plan to concentrate in any one particular industry confirmed

30.

Please delete the disclosure in the “Portfolio Turnover Risk” on page 9 regarding the “Financial Highlights Section.”

Response: The Registrant has deleted the referenced disclosure.

31.

With respect to the “Exchange Traded Fund Risk” on page 9, please disclose the extent to which the Fund will invest in leveraged ETFs. Will more than 25% of the Fund’s assets be invested in a single leveraged or inverse ETF at one time? If so, the Staff may have additional comments.

Response: The Fund will not invest in inverse or leverage ETFs.

32.

With respect to the “Exchange Traded Fund Risk” on page 9, whether or not a principal investment strategy, disclose how often the Fund must rebalance the inverse and leveraged ETF positions. If rebalancing does not occur daily, then please disclose why not and also please disclose the risk of holding the position for longer than one day.

Response: The Registrant has removed the referenced disclosure relating to inverse and leverage ETFs.

33.

Please revise the “Other Risks” so that they are more specific and utilize some of the language that is found in the “Special Situations” section on page 7.

Response: The Registrant has revised the referenced disclosure.

34.

Please add a cybersecurity risk to Item 9 as there is one in Item 4.

Ms. Elena Stojic

December 6, 2019

Response: The Registrant has added the referenced disclosure.

35.

In the Portfolio Managers section on page 12, please provide the dates of service rather than number of years that Mr. Patton has been the Managing Director and Chief Investment Officer of the Archer Investment Corporation, the Advisor of each of the Archer Investment Series Trust portfolios.

Response: The Registrant has added the referenced disclosure.

36.

The Fund includes language about the minimum initial investments and a reference to the systematic investment place participants under the “How to Buy Shares” section. Elsewhere, this is referenced as automatic investment program. Please ensure that this language is consistent.

Response: The Registrant has revised the referenced disclosure accordingly.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.

CRR/ab

cc: client